

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2012

Via E-mail
John Carter
Chief Executive Officer and President
Carter Validus Mission Critical REIT, Inc.
4211 West Boy Scout Blvd., Suite 500
Tampa, Florida 33607

> **Re: Carter Validus Mission Critical REIT, Inc.**
> **Form 10-K**
> **Filed March 29, 2012**
> **File No. 033-165643**

Dear Mr. Carter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Consolidated Statements of Operations..page F-4

1) We note that you have included distributions declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in ASC Topic 260-10-45-5.

Consolidated Statements of Cash Flow, page F-6

2) We note that your distributions to stockholders exceed your cash flows provided by operating activities for the year ended December 31, 2011. Please expand the Liquidity and Capital Resources section of your Management's Discussion and Analysis of Financial Condition and Results of Operations to include a discussion of the source of cash used to fund distributions to stockholders.

<u>Stockholders' Equity, page F-12</u>

3) Please explain to us how you have accounted for your "friends and family" stock purchase program. To the extent you are accounting for this plan as a noncompensatory employee share purchase plan, explain to us how the plan meets the requirements of ASC Topic 718-50-25 to be considered noncompensatory.

<u>Note 3. Real Estate Investment..page F-14</u>

4) Please provide us with the results of the significance tests of each of your acquisitions during 2011 and 2012 in accordance with Rule 3-14 or Rule 3-05 of Regulation S-X as applicable. For each significant property acquisition, tell us where you have filed the required financial statements. To the extent you have determined that a property subject to a triple net lease meets the definition of a significant acquisition, tell us if you have concluded that financial statements of the lessee should be provided in lieu of the required 3-14 or 3-05 financial statements and the basis for your conclusion.

5) Please provide us with an analysis of amounts allocated to the acquired assets and liabilities of the Richardson Data Center which reconciles to the purchase price. In your response, please confirm for us that the acquisition fees reimbursed to the advisor were expensed as incurred. In addition, please tell us how you have met all the disclosure requirements under ASC Topic 805-20-50.

6) Please tell us how you have met the disclosure requirements of ASC Topic 810-10-50-3 related to the 180 Peachtree Property.

<u>Note 4. Identified Intangible Asset and Liability..page F-16</u>

7) Please explain to us in further detail how you determined it would be appropriate to amortize the below market leases and tenant origination and absorption costs related to the Richardson Data Center acquisition over a twenty year period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka at (202) 551-3856 or me at (202) 551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant